UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 June 2022, London UK - LSE announcement

GSK publishes Prospectus and Circular for proposed demerger of its Consumer Healthcare business to form Haleon

Further to the announcement made earlier today regarding the proposed separation of the GSK Consumer Healthcare business from the GSK Group, GSK confirms that the Circular in relation to the proposed demerger (the "Demerger") and the Prospectus in relation to the admission of Haleon plc's ordinary shares to the Premium listing segment of the Official List of the Financial Conduct Authority ("FCA") and to trading on the Main Market of the London Stock Exchange ("LSE") have each been approved by the FCA and published by GSK and Haleon respectively.

The Circular is available on GSK's website at www.gsk.com/demerger. The Prospectus is available on Haleon's website at www.haleon.com. A copy of the Circular and Prospectus has been submitted to the UK's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Demerger is conditional on, among other things, the approval by GSK shareholders of the Demerger, the GSK Share Consolidation and the Related Party Transactions at a General Meeting, the receipt of all necessary mandatory governmental/regulatory approvals and the final approval of the Demerger by the GSK Board.

The General Meeting will be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD on Wednesday 6 July 2022 at 2.30 p.m. (UK time). Shareholders will be able to join and participate in the General Meeting electronically through the Lumi website or in person. Further details of how to join the General Meeting either electronically or in person are set out in the Circular and the Notice of General Meeting contained within it.

It is expected that the Demerger will be completed and that the Haleon ordinary shares will be admitted to the Premium listing segment of the Official List of the FCA and admitted to trading on the Main Market of the LSE on Monday 18 July 2022. Application will also shortly be made to list American Depositary Shares ("ADSs") representing Haleon ordinary shares on the New York Stock Exchange ("NYSE")[1].

Description of GSK

GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

Disclaimer
GSK makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Prior to making any decision in relation to the Demerger, shareholders should read the Circular and the Prospectus in their entirety, including the information incorporated by reference. Shareholders must rely upon their own examination, analysis and enquiries of GSK and the terms of the Circular and Prospectus, including the merits and risks involved.

Information regarding forward-looking statements
This announcement contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give GSK's current expectations or forecasts of future events, including strategic initiatives and future financial condition and performance relating to Haleon and/or GSK. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target', 'aim', 'ambition' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, plans, objectives, goals, event or intentions. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), GSK undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that GSK may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond GSK's control or precise estimate. GSK cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in GSK's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic. Any forward-looking statements made by or on behalf of GSK speak only as of the date they are made and are based upon the knowledge and information available to the directors on the date of this announcement.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7823 523562	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	Rakesh Patel	+44 (0) 7552 484646	(Consumer)

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] It is expected that Haleon ADSs will commence "regular-way" trading on the NYSE at market open on 22 July 2022. In addition, we expect that Haleon ADSs will begin trading on a "when-issued" basis on the NYSE from market open on 18 July 2022 up to and including 21 July 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 01, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc